PANTHEON ARIZONA CORP.
Suite 10-64, #9 Jianguomenwai Avenue
Chaoyang District, Beijing China
100600

May 28, 2009

John Reynolds Assistant Director United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Pantheon Arizona Corp. (the "Company")
Registration Statement on Form S-4 (Registration No. 333-155579) (the "Registration Statement")

Dear Mr. Reynolds:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 4:00pm on May 28, 2009 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission, or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

PANTHEON ARIZONA CORP.

By:	/s/ Mark Chen
Name: Mark Chen
Title: Chairman of the Board, Chief Executive Officer and President